UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

MIZUHO

Mizuho Financial Group

FY2020 (April 1, 2020 – March 31, 2021)

(Securities Code 8411)

∎ Convocation Notice of the 19th Ordinary General Meeting of Shareholders Table of Contents
Measures to prevent further incidents of system failures at Mizuho Bank, Ltd.

Message to our shareholders
Summary of financial results
Dividend
Sustainability

Convocation notice of the 19th Ordinary General Meeting of Shareholders

Reference materials for the General Meeting of Shareholders

Business Report for the 19th Fiscal Year

Consolidated Financial Statements and other related documents

Reference
Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies
For dialogue with shareholders

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: the development and impact of the novel coronavirus, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5–Year Business Plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks, changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Measures to prevent further incidents of system failures at Mizuho Bank, Ltd.

We sincerely apologize once again for the significant inconvenience we have caused as a result of the system failures at our subsidiary, Mizuho Bank.

Currently, in addition to the measures to prevent further incidents announced on April 5, 2021, we are working on further verification and thorough investigation of the system failures, and will conclude the overall review based on the evaluation, advice and other feedback from the System Failure Special Investigative Committee (“Special Investigative Committee”).

∎ Status of implementation of major prevention measures*

∎ Further verification and thorough investigation*

*	As of the announcement on April 5

The evaluation and advice from the Special Investigative Committee and the review conclusion and other information based on them will be promptly announced in press releases and other media.

Outline of system failure incidents

	Date	Incident	Cause
1	February 28, 2021	Fixed deposit transaction errors and cash cards, passbooks, etc. were stuck inside ATMs

•  Failure to consider memory capacity in the process of development and testing

•  Failure to consider the possible impact that fixed deposit transaction errors could have on ATMs and other matters

•  Specifications of ATMs (i.e., cards and passbooks becoming stuck inside ATMs on the occurrence of failure)

2	March 3, 2021	ATMs and Mizuho Direct transactions stopped functioning due to network card failure at the data center	• Disruption of communications due to hardware failure • Specifications of ATMs
3	March 7, 2021	Deposit transactions into fixed deposit accounts through Mizuho Direct were aborted due to errors in upgrading the card loan program	• Errors arising from the upgrade of card loan program • Insufficient prior preparation for system release
4	March 12, 2021

As a result of the communication control equipment failure at the data center, the processing of remittances of foreign currency-denominated funds to other banks in Japan was delayed, the processing of the arrival of forex inward remittances was aborted and some services, including EB/WEB for corporate and institutional clients, were delayed

• Disk device failure • Mistakes in the restoration process of the foreign exchange system

∎ Summary of financial results

•  Due to the solid business performance in the Customer Groups and Markets, we exceeded our target for Consolidated Net Business Profits, which was set to be met in the third year under the 5-Year Business Plan, a year ahead of schedule.

•  Profit Attributable to Owners of Parent increased on a year-on-year basis supported by increasing net business profits, while JPY 72.3 billion of Reserves for Possible Losses on Loans were recorded as Credit-related Costs based on future projections, taking into account the prolonged impact of COVID-19 and other factors.

•  Owing to the steady progress in our finance structure reforms, Common Equity Tier 1 capital ratio reached our target level of the 5-Year Business Plan in the second year.

∎ Highlight of financial results

(JPY billion)	FY2020	YoY
Consolidated Net Business Profits [1]	799.7	127.1	á

Customer Groups [2]	549.6	102.8	á
Markets [2]	268.2	60.4	á
Credit-related Costs	(204.9)	(33.2)	¯
Profit Attributable to Owners of Parent	471.0	22.4	á

Consolidated ROE [3]	5.9%	0.1%	á

∎ Progress under the 5-Year Business Plan (Fiscal Year 2019 - 2023)

Notes

1:

Consolidated Gross Profits (including Net Gains (Losses) related to ETFs and others) – G&A Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments.

2:	New management accounting rules were applied in fiscal year 2020. Figures for YoY were recalculated based on the new rules.

The amount in respect of Customer Groups is the sum total of JPY 42.5 billion for Retail & Business Banking Company (increase of JPY 30.3 billion YoY), JPY 286.1 billion for Corporate & Institutional Company (increase of JPY 40.4 billion YoY), JPY 210.0 billion for Global Corporate Company (increase of JPY 34.5 billion YoY) and JPY 10.9 billion for Asset Management Company (decrease of JPY 2.4 billion YoY).

The amount in respect of Markets is that of Global Markets Company.

3:	Excluding Net Unrealized Gains (Losses) on Other Securities.

4:	Prior to reflecting one-time losses of JPY 194.7 billion recorded in light of structural reforms.

5:	Basel III fully effective basis (excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

∎ Dividend

Capital management and shareholder return policy in effect until fiscal year 2020

We have been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders.
We are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

Cash dividend for fiscal year 2020

	Cash dividend for FY2020 (annual dividend)	Amount of fiscal year-end cash dividend out of annual cash dividend

Cash dividend per share of common stock	JPY 75[1]	JPY 37.50

Total cash dividend	JPY 190.4 billion	JPY 95.2 billion

•

Based on the shareholder return policy in effect until fiscal year 2020, we decided to make cash dividend payments of JPY 75 per share of common stock for fiscal year 2020 in accordance with the dividend estimate at the beginning of fiscal year 2020.

∎ New capital management and shareholder return policy

•

Given that Consolidated Common Equity Tier 1 capital ratio[2] as of the end of March 2021 was 9.1% and reached our target level under the 5-Year Business Plan, which was set at the lower end of the 9-10% range, we have revised our capital management and shareholder return policy and will shift to the Capital Utilization Phase.

New capital management and shareholder return policy

We pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder returns.
Progressive dividends being our principal approach while executing flexible and intermittent share buybacks.

•  As for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration.

•  As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

Notes

1

The value reflects impact from the share consolidation of the shares of common stock that was implemented effective as of October 1, 2020 on the basis of one post-consolidation share per ten pre-consolidation shares. The amount of the interim cash dividend per share of common stock, which does not reflect the effect of the share consolidation, is JPY 3.75.

2	Basel III fully effective basis (excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

∎ Sustainability

Sustainability for Mizuho

Mizuho’s sustainable and steady growth, environmental conservation, and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world

Enhancement of Sustainability Action

*

This target includes Scope 1 (direct emissions by an organization itself (e.g., emissions associated with fuel combustion) and Scope 2 (indirect emissions from the use of electricity or the like supplied by others) of the eight (8) companies within the group.

Reputation among stakeholders

Japan Ministry of the Environment’s 2nd ESG Finance Awards Japan

Key sustainability areas (Materiality)

We have defined key sustainability areas in line with the expectations and requirements of stakeholders and based on the importance and affinity of such initiatives with our strategy, as well as medium- to long-term impact on our corporate value, and we have established a strategy incorporating sustainability initiatives.

Open partnerships and collaboration with a diverse range of stakeholders

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities code: 8411)

June 7, 2021

To our shareholders

CONVOCATION NOTICE OF

THE 19TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 19th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

Recently, it has become necessary to refrain from going outside in order to prevent the spread of COVID-19. After careful consideration of this situation, we have decided to hold this meeting under conditions which implement the appropriate measures to help prevent the spread of infection.

With respect to our shareholders, in a further effort to prevent the spread, we kindly request that you review the reference materials for the ordinary general meeting of shareholders set forth below (pages 16 through 40) and to the extent possible, exercise your voting rights in writing or via the Internet in advance. Because we will be live broadcasting the meeting to shareholders over the Internet, we respectfully request that you refrain from attending the meeting in person.

We will report the resolution results on our website.

Tatsufumi Sakai

Member of the Board of Directors

President & Group CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

Details

1.	Date and time:	10:00 a.m. on Wednesday, June 23, 2021 (doors open at 9:00 a.m.)

2.	Venue:	Tokyo International Forum (Hall C) 5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose of the Meeting:

Matters to be reported:

Report on the Business Report for the 19th fiscal year (from April 1, 2020 to March 31, 2021), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company’s Proposal (Proposal made by the Board of Directors and the Nominating Committee

Appointment of thirteen (13) directors

-End of notice-

Any corrections made to the reference materials for the ordinary general meeting of shareholders, the Business Report, the consolidated financial statements and the non-consolidated financial statements shall be announced on our website.

Notes:

•

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy.

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

Reference materials for the General Meeting of Shareholders

Company’s proposal

Proposal: Appointment of thirteen (13) directors

Of the thirteen (13) directors appointed at the 18th Ordinary General Meeting of Shareholders, Mr. Hiroaki Ehara resigned as a director as of April 1, 2021, and the term of office of the other twelve (12) directors will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of thirteen (13) directors in accordance with the determination by the Nominating Committee.

All six (6) outside director candidates satisfy the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group. (For an overview of the independence standards above, please see pages 39 to 40.)

Candidate No.	Candidate’s Name			Year of appointment	Current title and assignment at Mizuho Financial Group
1	Tatsufumi Sakai	Male	Reappointment	2018	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

2	Seiji Imai	Male	New appointment	—	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Corporate Company

3	Makoto Umemiya	Male	Reappointment	2017	Senior Managing Executive Officer Member of the Board of Directors Head of Financial Control & Accounting Group (Group CFO)

4	Motonori Wakabayashi	Male	Reappointment	2019	Senior Managing Executive Officer Member of the Board of Directors Head of Risk Management Group (Group CRO)

5	Nobuhiro Kaminoyama	Male	New appointment	—	Managing Executive Officer Head of Human Resources Group (Group CHRO) General Manager of Corporate Secretariat

6	Yasuhiro Sato	Male	Reappointment / Internal Non- Executive Director	2009	Member of the Board of Directors, Chairman (Kaicho) (Note)

7	Hisaaki Hirama	Male	Reappointment / Internal Non- Executive Director	2019	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

8	Tatsuo Kainaka	Male	Reappointment / Independent Outside Director	2014	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

9	Yoshimitsu Kobayashi	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors Member of the Nominating Committee

10	Ryoji Sato	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors Member of the Audit Committee

11	Takashi Tsukioka	Male	New appointment / Independent Outside Director	—	—

12	Masami Yamamoto	Male	Reappointment / Independent Outside Director	2019	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee

13	Izumi Kobayashi	Female	Reappointment / Independent Outside Director	2017	Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Note: Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings will be chaired by the independent director chair Izumi Kobayashi.

		Committee scheduled to be appointed			Experience and expertise
Candidate No.	Name	Nominating	Compensation	Audit	Management	Legal affairs and Risk management	Finance and Accounting	Sustainability	International business	Technology and Cybersecurity
1	Tatsufumi Sakai				•		•	•	•

2	Seiji Imai						•	•	•

3	Makoto Umemiya					•	•		•

4	Motonori Wakabayashi					•	•	•		•

5	Nobuhiro Kaminoyama						•	•

6	Yasuhiro Sato				•	•	•	•	•

7	Hisaaki Hirama			•		•	•

8	Tatsuo Kainaka	«	•	•		•		•

9	Yoshimitsu Kobayashi	•			•			•	•	•

10	Ryoji Sato			•		•	•		•

11	Takashi Tsukioka	•	•	«	•			•	•

12	Masami Yamamoto	•	«		•			•	•	•

13	Izumi Kobayashi	•			•	•	•	•	•

«Chairman

*	The above list is not exhaustive and does not show all areas of expertise for which candidates for director have.

Candidate No. 1	Tatsufumi Sakai	Reappointment

Date of birth	August 27, 1959 (Age 61)

Current title and assignment at Mizuho Financial Group	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 39,740 shares Potential number of additional shares of common stock to be held: 49,152 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%)

Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business, international business and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO of Mizuho Financial Group and the President & CEO of Mizuho Securities Co., Ltd. We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of CB
April 2012	Executive Officer, General Manager of Group Planning Division of FG
April 2013	Managing Executive Officer, Head of Investment Banking Unit of FG
April 2014	Managing Executive Officer, Head of International Banking Unit of FG (Managing Executive Officer from April 2015)
April 2016	President & CEO of SC
April 2018

President & Group CEO of FG (Member of the Board of Directors, President & Group CEO from June 2018) (current)

Member of the Board of Directors of BK (current)

Member of the Board of Directors of TB (current)

Member of the Board of Directors of SC (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent offices

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Seiji Imai	New appointment

Date of birth	June 25, 1962 (Age 58)

Current title and assignment at Mizuho Financial Group	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Corporate Company

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 21,908 shares Potential number of additional shares of common stock to be held: 27,758 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	—

Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986. We have appointed him as a candidate for director based on the role delegated to him as the Head of Corporate & Institutional Company and Head of Global Corporate Company, and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2014	Executive Officer, General Manager of Seoul Branch of BK
April 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of FG Managing Executive Officer, Head of Asia & Oceania excl. East Asia of BK
April 2018	Senior Managing Executive Officer, Head of Global Corporate Company of FG (until April 2020)
April 2019	Deputy President & Executive Officer of BK
April 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of FG
April 2021	Deputy President & Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 3	Makoto Umemiya	Reappointment

Date of birth	December 23, 1964 (Age 56)

Current title and assignment at Mizuho Financial Group	Senior Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO) Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 9,686 shares Potential number of additional shares of common stock to be held: 17,600 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%)

Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987. We have appointed him as a candidate for director based on the role delegated to him as the Head of the Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Financial Planning Department of FG
April 2017

Managing Executive Officer, Head of Financial Control & Accounting Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2017)

Executive Managing Director, Head of Financial Control & Accounting Group of BK (Managing Executive Officer from April 2019)

April 2020

Member of the Board of Directors, Senior Managing Executive Officer, Head of Financial Control & Accounting Group of FG (current)

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of BK (current)

Deputy President & Executive Officer, Head of Financial Control & Accounting Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 4	Motonori Wakabayashi	Reappointment

Date of birth	August 13, 1964 (Age 56)

Current title and assignment at Mizuho Financial Group	Senior Managing Executive Officer Head of Risk Management Group (Group CRO) Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 8,730 shares Potential number of additional shares of common stock to be held: 19,394 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%)

Term in office as a director	2 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research & consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987. We have appointed him as a candidate for director based on the role delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Executive Officer, General Manager of Industry Research Division of BK
April 2016	Managing Executive Officer, Head of Research & Consulting Unit and In charge of Banking of BK
April 2018	Managing Executive Officer, Head of Research & Consulting Unit of FG
April 2019	Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2019)
June 2019	President & CEO of RI
April 2020

Member of the Board of Directors, Senior Managing Executive Officer, Head of Risk Management Group of FG (current)

Deputy President & Executive Officer, Head of Risk Management Group of BK (current)

Deputy President & Executive Officer, Head of Risk Management Group of TB (current)

April 2021	Member of the Board of Directors of RT (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. RI: Mizuho Research Institute Ltd. RT: Mizuho Research & Technologies, Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Research & Technologies, Ltd.

Candidate No. 5	Nobuhiro Kaminoyama	New appointment

Date of birth	April 25, 1968 (Age 53)

Current title and assignment at Mizuho Financial Group	Managing Executive Officer Head of Human Resources Group (Group CHRO) General Manager of Corporate Secretariat*

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 570 shares Potential number of additional shares of common stock to be held: 8,054 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	—

Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991. We have appointed him as a candidate for director based on the role delegated to him as the Head of the Human Resources Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2015	Joint General Manager of Group Human Resources Division of FG
April 2017	General Manager of Corporate Banking Department No.9 of BK
June 2018	General Manager of Corporate Secretariat of FG
April 2019	Executive Officer, General Manager of Corporate Secretariat of FG
April 2021

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of FG* (current)

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of BK* (current)

Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of TB* (current)

Managing Executive Officer and General Manager of Corporate Secretariat of SC* (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent office

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Managing Executive Officer of Mizuho Securities Co., Ltd.

*	Though he concurrently serves as the General Manager of Corporate Secretariat, he is scheduled to be discharged from such position prior to this Ordinary General Meeting of Shareholders.

Candidate No. 6	Yasuhiro Sato	Reappointment / Non-Executive Director

Date of birth	April 15, 1952 (Age 69)

Current title and assignment at Mizuho Financial Group

Chairman (Kaicho), Member of the Board of Directors*

* Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings will be chaired by the independent director chair Izumi Kobayashi.

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 105,452 shares Potential number of additional shares of common stock to be held: 61,540 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%)

Term in office as a director	12 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1976. Moreover, he has abundant management experience as the Group CEO of Mizuho Financial Group and President & CEO of Mizuho Bank, Ltd. We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

March 2003	Executive Officer, Senior Corporate Officer of International Banking Unit of CB
April 2004	Managing Executive Officer in charge of business promotion of CB
March 2006	Executive Managing Director, Head of Corporate Banking Unit of CB
April 2007	Deputy President, Chief Auditor of CB
April 2009	President & CEO of CB (until July 2013)
June 2009	Member of the Board of Directors of FG
June 2011	Member of the Board of Directors of BK President & Group CEO of FG (until June 2014)
July 2013	President & CEO of BK
April 2014	Member of the Board of Directors of BK (until April 2018) Member of the Board of Directors of TB (until April 2018) Member of the Board of Directors of SC (until April 2018)
June 2014	Member of the Board of Directors, President & Group CEO of FG
April 2018	Chairman, Member of the Board of Directors, Executive Officer (Chairman, Member of the Board of Directors from June 2018) (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent office

None

Candidate No. 7	Hisaaki Hirama	Reappointment / Internal Non-Executive Director

Date of birth	December 26, 1962 (Age 58)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 19,953 shares Potential number of additional shares of common stock to be held: 10,095 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%) The Audit Committee: 17/17 meetings (100%) The Risk Committee: 8/8 meetings (100%)

Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986. We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd and Audit Committee member of Mizuho Financial Group.

Brief personal record

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of FG
June 2019	Member of the Board of Directors of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 8	Tatsuo Kainaka	Reappointment / Independent Outside Director

Date of birth	January 2, 1940 (Age 81)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 4,017 shares Potential number of additional shares of common stock to be held: 4,070 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%) The Nominating Committee: 7/7 meetings (100%) The Compensation Committee: 5/5 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in office as a director	7 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) the further enhancement of our corporate governance, compliance and crisis management framework, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons including that neither he nor the law office to which he belongs, i.e., Takusyou Sogo Law Office, have received any money or proprietary benefit from the group other than the compensation he receives as an outside director of Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise in the legal profession, he played a role at the Board of Directors Meeting in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable corporate governance and (ii) compliance policies. In addition, at the Nominating Committee, as the Chairman, he took initiatives in strengthening supervisory functions by, among other matters, leading the decision-making and approval processes for directors’ personnel in a thorough manner to realize optimal personnel placements.

Brief personal record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan
November 2013	Member of the Board of Directors (Outside Director) of BK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent offices

Attorney-at-law at Takusyou Sogo Law Office

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 9	Yoshimitsu Kobayashi	Reappointment / Independent Outside Director

Date of birth	November 18, 1946 (Age 74)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 1,256 shares Potential number of additional shares of common stock to be held: 1,700 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year2020)[2]	The Board of Directors: 12/12 meetings (100%) The Nominating Committee: 6/6 meetings (100%)

Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

After serving as Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation, he is currently active as Chairperson of this company. In addition, he was a member of the Council on Economic and Fiscal Policy and the Chairperson of Japan Association of Corporate Executives, among others, and is currently in charge of important posts such as a Chairman of the Council for Promotion of Regulatory Reform, among others. We propose to appoint him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging, among other matters, his extensive experience as a senior executive of a global corporation and deep insight in corporate governance.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Tokyo Electric Power Company Holdings, Inc., where he will be appointed as Chairman of the Board of Directors (Outside Director) in June 2021, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc., and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his broad experience and deep insight about corporate governance as a senior executive, he played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions in improving (i) policies for sustainability and (ii) crisis management. In addition, at the Nominating Committee, he contributed to strengthening supervisory functions by, among other matters, making appropriate hiring that optimizes personnel placements.

Brief personal record

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation President and CEO of Mitsubishi Chemical Group Science and Technology Research Center, Inc.
June 2006	Member of the Board of Mitsubishi Chemical Holdings Corporation Chairman of Mitsubishi Kagaku Institute of Life Sciences
February 2007	Member of the Board, Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007

Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation

Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation

April 2009	Member of the Board, President of The KAITEKI Institute, Inc.
June 2012	Outside Director of Japan Display Inc. (until March 2015) Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
February 2015	Member of the Board, Chairman, The KAITEKI Institute, Inc. (current)
April 2015	Chairman, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation (current)
September 2015	Outside Director of Toshiba Corporation (until July 2020)
June 2018	Chairman of Board of Directors, Outside Director of Toshiba Corporation (until July 2020)
June 2020	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent office

Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation

Member of the Board, Chairman of The KAITEKI Institute, Inc.

Candidate No. 10	Ryoji Sato	Reappointment / Independent Outside Director

Date of birth	December 7, 1946 (Age 74)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 1,128 shares Potential number of additional shares of common stock to be held: 1,700 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)[2]	The Board of Directors: 12/12 meetings (100%) The Audit Committee: 11/11 meetings (100%)

Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served in positions such as Chief Executive Officer (CEO) of Deloitte Touche Tohmatsu LLC and Chairman of the Audit Committee of Toshiba Corporation, and he is currently active as a certified public accountant. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above and his considerable expertise in finance and accounting as a certified public accountant.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise in finance and accounting as a certified public accountant, he played a role, at the Board of the Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning shareholder return policy. In addition, at the Audit Committee, he contributed to strengthening supervisory functions through financial reporting and promoting accounting audit that takes into account international trends.

Brief personal record

April 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)
October 1971	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)
February 1975	Registered as Certified Public Accountant
January 1978	New York Office, Touche Ross
September 1979	London Office, Touche Ross
May 1983	Partner of Tohmatsu Awoki & Co.
June 2001	Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2004	Representative Partner and Managing Partner of Deloitte Touche Tohmatsu LLC, Tokyo Office
June 2007	Chief Executive Officer of Deloitte Touche Tohmatsu LLC
November 2010	Senior Advisor of Deloitte Touche Tohmatsu LLC (until May 2011)
June 2011	Audit & Supervisory Board Member of Kubota Corporation (until June 2015)
September 2015	Outside Director of Toshiba Corporation (until June 2019)
July 2016	Audit & Supervisory Board Member of Nippon Life Insurance Company (current)
June 2020	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent offices

Audit & Supervisory Board Member of Nippon Life Insurance Company

Candidate No. 11	Takashi Tsukioka	New appointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 70)

Current title and assignment at Mizuho Financial Group	—

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	—

Term in office as a director	— (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served as Representative Director President and Chief Executive Officer, and Chairman and Representative Director of Idemitsu Kosan Co.,Ltd. and President of Petroleum Association of Japan. We propose to appoint him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his deep insight that he has cultivated in Japan and overseas as a senior executive in the energy field and his extensive knowledge and expertise pertaining to sustainability through, among other matters, renewable energy.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Brief personal record

April 1975	Joined Idemitsu Kosan Co.,Ltd.
July 2002	General Manager of Kobe Branch of Idemitsu Kosan Co.,Ltd.
April 2005	General Manager of Chubu Branch of Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairman and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd. (current)

Status of major concurrent office

Special Advisor of Idemitsu Kosan Co.,Ltd.

Candidate No. 12	Masami Yamamoto	Reappointment / Independent Outside Director

Date of birth	January 11, 1954 (Age 67)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 7,334 shares Potential number of additional shares of common stock to be held: 2,950 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors:15/15 meetings (100%) The Nominating Committee:7/7 meetings (100%) The Compensation Committee:5/5 meetings (100%)

Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

After serving as the Representative Director, President and the Representative Director, Chairman of Fujitsu Limited, he is currently active as Director, Senior Advisor of this company. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience as a senior executive of a global corporation and deep insight and expertise in the field of technology.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Fujitsu Limited, where he serves as Director, Senior Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Fujitsu Limited, and (ii) the percentage of gross profits gained through the business with group companies of Fujitsu Limited of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, he played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable subsidiary strategy and (ii) shareholder return policy. In addition, at the Compensation Committee, as the Chairman, he took the initiative in strengthening supervisory functions by, among other matters, reviewing the executive compensation system in order to promote a diligent attitude among executives and corresponding thorough working style.

Brief personal record

April 1976	Joined Fujitsu Limited
June 2004	Executive Vice President, Personal Systems Business Group of Fujitsu Limited
June 2005	Corporate Vice President* of Fujitsu Limited
June 2007	Corporate Senior Vice President* of Fujitsu Limited
January 2010	Corporate Senior Executive Vice President of Fujitsu Limited
April 2010	President of Fujitsu Limited
June 2010	Representative Director, President of Fujitsu Limited
June 2015	Representative Director, Chairman of Fujitsu Limited
June 2017	Director, Chairman of Fujitsu Limited Outside Director of JFE Holdings (current)
June 2019	Member of the Board of Directors (Outside Director) of FG (current) Director, Senior Advisor of Fujitsu Limited (current)

Definitions: FG: Mizuho Financial Group, Inc.

*

In June 2009 the official titles were changed from “Corporate Vice President” and “Corporate Senior Vice President” to “Corporate Executive Officer” and “Corporate Managing Executive Officer,” respectively.

Status of major concurrent office

Director, Senior Advisor of Fujitsu Limited

Outside Director of JFE Holdings, Inc.

Candidate No. 13	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 62)

Current title and assignment at Mizuho Financial Group	Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 2,778 shares Potential number of additional shares of common stock to be held: 4,070 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2020)	The Board of Directors: 15/15 meetings (100%) The Nominating Committee: 7/7 meetings (100%) The Risk Committee: 8/8 meetings (100%)

Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

Candidate’s independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her deep insight in financial field and experience in managing an organization known for its diversity, she played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable cross-shareholdings and (ii) improving policies for sustainability. In addition, as the Chairman of the Board of Directors, she actively and efficiently managed the proceedings. At the Risk Committee, she contributed to strengthening supervisory functions by making suggestions concerning risk management from a global perspective.

Brief personal record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency of the World Bank Group
July 2013	Outside Director of ANA Holdings Inc. (current)
November 2013	Outside Director of Suntory Holdings Limited (until March 2017)
June 2014	Outside Director of Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
April 2015	Vice Chairperson of Japan Association of Corporate Executives (until April 2019)
June 2016	Member of the Board of Governors of Japan Broadcasting Corporation (until June 2019)
June 2017	Member of the Board of Directors (Outside Director) of FG (current)
June 2020	Outside Director of OMRON Corporation (current)

Definitions: FG: Mizuho Financial Group, Inc.

Status of major concurrent offices

Outside Director of ANA Holdings Inc.

Outside Director of Mitsui & Co., Ltd.

Outside Director of OMRON Corporation

(Notes)	1.

For reference, “potential number of additional shares of common stock” refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system and the stock acquisition rights granted by the former stock option system.

2.

With respect to Messrs. Yoshimitsu Kobayashi and Ryoji Sato, their attendance at the meetings of the Board of Directors, the Nominating Committee and the Audit committee is based on meetings that were held during the fiscal year 2020 after their appointment as directors of Mizuho Financial Group in June 2020.

3.

The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4.

Messrs. Yasuhiro Sato and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5.

Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Masami Yamamoto and Ms. Izumi Kobayashi satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Except for Mr. Takashi Tsukioka, they are “independent directors,” as defined by the Tokyo Stock Exchange, Inc., for the current period. We plan to register Mr. Takashi Tsukioka as an independent director with the Tokyo Stock Exchange.

6.

Liability Limitation Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with five (5) candidates for outside director—namely Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Masami Yamamoto and Ms. Izumi Kobayashi—which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above five (5) candidates and enter into a similar agreement with Mr. Takashi Tsukioka, upon their appointment at this Ordinary General Meeting of Shareholders.

7.

Directors and officers liability insurance contract

Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company. If a claim for damages is made due to an act conducted by the insured based on his/her status as a director or an executive officer as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the insurance company will be exempted from liability. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

8.

If this proposal is adopted, we expect the designation of the Chairman of the Board of Directors and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Izumi Kobayashi

Nominating Committee members: Tatsuo Kainaka (Chairman), Yoshimitsu Kobayashi, Takashi Tsukioka, Masami Yamamoto and Izumi Kobayashi

Compensation Committee members: Masami Yamamoto (Chairman), Tatsuo Kainaka and Takashi Tsukioka

Audit Committee members: Takashi Tsukioka (Chairman), Tatsuo Kainaka, Ryoji Sato and Hisaaki Hirama

Risk Committee members: Hisaaki Hirama (Chairman), Izumi Kobayashi, Rintaro Tamaki (Outside Expert) and Hiroshi Naka (Outside Expert)

9.	The age of directors indicates their age on their last birthdays as of this Ordinary General Meeting of Shareholders.

10.

Mr. Masami Yamamoto serves as a Director, Senior Advisor of Fujitsu Limited. In July 2016, when Mr. Yamamoto served as a Director of this company, it received the cease and desist orders and surcharge payment orders from the Japan Fair Trade Commission (JFTC) after the JFTC found that there was an illegal violation of the Antimonopoly Act regarding to the trade of equipment for electric power security communication ordered by Tokyo Electric Power Company Holdings Inc. Moreover, in February 2017, the JFTC found that there was an illegal violation of the Antimonopoly Act regarding the trade of apparatus for hybrid optical communication and transmission path ordered by Chubu Electric Power Company Holdings Inc. With respect to this case, Fujitsu Limited is not subject to the cease and desist orders since it requested a leniency application which was accepted by the JFTC. Mr. Yamamoto was not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has carried out his responsibilities as a Director, Chairman and a Director, Senior Advisor by, among other acts, further strengthening measures on compliance and ensuring the implementation of efforts toward prevention of recurrence.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1.

An outside director shall not be an executive director, an executive officer or an employee (“a Person Performing an Executive Role”) of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2.

(1) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

(2) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

3.

An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Three Core Companies.

4.

An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5.

An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6.

An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Three Core Companies other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Three Core Companies are principal business counterparties.

7.

An outside director shall not be a close relative of the directors, executive officers, or “Sanyo” (the highest rank for a non-executive employee), Advisors, Executive Advisors or others that have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.

Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:

“Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

∎ (Materials Attached to the Convocation Notice of the Ordinary General Meeting of Shareholders)

Business Report for the 19th Fiscal Year

(from April 1, 2020 to March 31, 2021)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group (“the group”) is composed of the holding company, Mizuho Financial Group, Inc. (“Mizuho Financial Group”), 160 consolidated subsidiaries and 28 affiliates under the equity method. Our vision is to become the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan, and our business domain includes banking, trust banking, securities and other financial services.

Notes:

1.	The chart above illustrates the simplified relationships between Mizuho Financial Group and the core group companies.

2.	Mizuho Information & Research Institute, Inc. and Mizuho Research Institute Ltd. merged as of April 1, 2021, and changed the trade name of the merged entity to “Mizuho Research & Technologies, Ltd.”

Financial and economic environment (for the fiscal year ended March 31, 2021)

Reviewing the economic environment over the fiscal year ended March 31, 2021, the global economy has been recovering from the sharp fall caused by the worldwide spread of COVID-19; however, recently, the spread of variants in some regions is inhibiting recovery.

In the United States, unemployment rose rapidly following the spread of COVID-19. However, as economic activity has resumed, the employment situation has improved. The FOMC (Federal Open Market Committee) is bolstering the economy by indicating that it will continue with monetary easing. Additional large-scale economic stimulus measures are also expected to boost the economy. Furthermore, progress in the vaccination rollout and other efforts has slowed down the spread of new infections. Nevertheless, the number of new infections still remains high and, therefore, future of the economy remains uncertain.

In Europe, although stringent lockdown measures caused a sharp contraction in consumption and production, the economic downturn seems to have bottomed out with the resumption of economic activity. In addition, as negotiations on the Free Trade Agreement (FTA) between the United Kingdom and the EU concluded, the negative impact of Brexit on the economy is expected to be limited. However, as economic activity remains stagnant due to the resurgence of infections and the subsequent resumption of lockdowns, concerns about the economic outlook still persist.

In Asia, China experienced continued recovery led by infrastructure investment and also experienced a recovery in private sector demand with rising consumer spending led by improvements in employment and income. However, considering its ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to China’s trade and other issues. Among emerging economies, some countries are experiencing additional pressure on their economies due to resurgence of infections. Even among countries that have brought COVID-19 infections under control, those that are highly dependent on natural resources and tourism and those that have limited capacity for fiscal stimulus are still experiencing adverse economic impacts.

In Japan, the economy has continued to recover, mainly through consumer consumption and exports, from the plummet caused by the restrictions of economic activities following the spread of infections. However, the recent resurgence of infections is casting a shadow on the recovery. Although measures taken by the government and Bank of Japan have curtailed the rise in unemployment and the number of corporate bankruptcies, the decline in consumer spending related to services was not prevented and has become a heavy drag on economic recovery.

As to the prospects for the global economy, a gradual recovery is expected, bolstered by the increasing availability of vaccines and the monetary easing and fiscal stimulus measures implemented by governments around the world. However, if vaccination rollout does not proceed smoothly as expected, there are concerns that the continued constraints on economic activities would hurt demand even further due to worsening employment and income situations. The Japanese economy may also experience a prolonged economic decline, eventually mounting to a significant contraction.

We sincerely apologize once again for the significant inconvenience and concern we have caused society, including our customers and shareholders, as a result of the system failures at our subsidiary, Mizuho Bank, that occurred from February to March 2021.

In light of the situation, we are seeking to identify the cause and are implementing measures for preventing further incidents, as part of efforts to ensure that this does not happen again and to regain your trust. To allow us to evaluate the appropriateness of and receive advice on our efforts to identify the cause of the system failures and prevent further incidents, we established a System Failure Special Investigative Committee composed of external professionals and specialists with no vested interest in Mizuho Financial Group. In order to regain trust from our customers, shareholders and society, all of our directors, executive officers and employees will make concerted efforts to prevent further incidents, and make sure to live up to our social roles and fulfill our public missions as a financial group.

Initiatives in FY2020

We are working to realize our medium-term business plan spanning a five-year period starting from fiscal year 2019. In fiscal year 2020, the global spread of COVID-19 triggered people’s lifestyle, the state of economy and societies to change greatly and at a rapid speed, and it has changed the business environment surrounding us. Against this backdrop, we worked together under our following management policy: to fully draw on our financial capabilities, such as provision of funds, upon steadily preparing for risk events assumed to occur in the worsened business environment, and to accelerate the transition to the next generation of financial services by further strengthening relations with our customers and through expansion of our business base and deepening of our structural reforms, which are to be implemented by looking ahead to a post-COVID-19 world.

Three structural reforms

As for our business structure reforms, we worked to fully draw on our strengths that we have cultivated thus far and go beyond the conventional boundaries of finance in order to provide optimal services and solutions. Looking ahead to a post-COVID-19 world, we also worked to expand our business domains by capturing, at an early stage, the changes faced by individuals and businesses. For more information on this fiscal year’s initiatives, please see the initiatives taken by each in-house company/unit on page 55 and thereafter.

As for our finance structure reforms, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to make it more efficient and capable of capturing stable revenue streams. While accepting the temporary impact, such as increase of risk assets, caused by the provision of funds to clients made in light of the impact of COVID-19 and other factors, we worked to operate our business, with an emphasis on capital resiliency under stress conditions, through measures such as thorough credit control. At the same time, we worked to strengthen our expense structure and profit base through efforts to deepen structural reforms based on changes in businesses and work styles and other circumstances in the world impacted by COVID-19.

As for corporate foundations reforms, on April 1, 2021, through the reorganization of subsidiaries of the group, we established Mizuho Research & Technologies, Ltd., which is a new core company that supports our business in the non-financial domain by bringing together and integrating research, consulting and IT development functions. In addition, we have made steady progress in various measures for a new personnel strategy, and also promoted initiatives for new work styles.

Sustainability initiatives

We have defined sustainability for the Mizuho group as “the Mizuho group’s sustainable and steady growth, environmental conservation, and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world” and have been advancing group-wide sustainability initiatives. We have striven to strengthen our stance on advancing sustainability initiatives through holding discussions as one of our management priorities at meetings of bodies including the Executive Management Committee, the Risk Committee and the Board of Directors. Specifically, from the perspective of capturing business opportunities, we have strengthened and accelerated such initiatives by strengthening our group-wide support of sustainable businesses and setting sustainable finance and other long-term targets. From the perspective of risk management, we have made efforts such as enhancement of monitoring and consideration of measures to strengthen risk management in order to address climate change and other environmental and social risks.

In addition, we have striven to strengthen communication with our stakeholders and to further enhance our information disclosure, newly disclosing, among others, the TCFD Report, the ESG Data Book, the Sustainability Accounting Standards Board (SASB) Index and the status of addressing the Principles for Responsible Banking.

Developments and results of operations

Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others[1]	Profit Attributable to Owners of Parent	Consolidated Common Equity Tier 1 capital ratio[2]	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 799.7 billion	JPY 471.0 billion	9.1%	JPY 75.00
+127.1 billion YoY	+22.4 billion YoY	+0.3% YoY	Year-end cash dividends for FY2020: JPY 37.50 per share

Results of operations for fiscal year 2020

Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others1 for fiscal year 2020 amounted to JPY 799.7 billion, increasing by JPY 127.1 billion on a year-on-year basis, due to the steady business performance in the Customer Groups and Markets. We exceeded our target of JPY 710 billion, which was revised upward in the first half of fiscal year 2020.

Moreover, as in the previous year, Mizuho Financial Group recorded JPY 72.3 billion of additional Reserves for Possible Losses on Loans from a forward-looking perspective, taking into account the prolonged impact of COVID-19, to prepare for the future. As a result, Profit Attributable to Owners of Parent for the fiscal year amounted to JPY 471.0 billion. On a year-on-year basis, it increased by JPY 22.4 billion, exceeding our target of JPY 350 billion, which was revised upward in the first half of fiscal year 2020, and as such, we were able to achieve steady performance supported by our income from core operations.

In addition, our consolidated Common Equity Tier 1 (CET1) capital ratio2 as of March 31, 2021 was 9.1%, ensuring a sufficient level.

As for our year-end cash dividends on common stock for fiscal year 2020, based on our shareholder return policy of maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage, we have comprehensively taken into account our business environment including our business, capital adequacy and domestic and international regulatory trends such as the Basel framework and decided to issue JPY 37.5 of year-end cash dividends (resulting in the same total annual cash dividend of JPY 75 per share as that for the previous fiscal year, including the interim dividend. The impact from the share consolidation of the shares of common stock effective as of October 1, 2020 (one post-consolidation share per ten pre-consolidation shares) is reflected in the interim dividend.), in accordance with the dividend estimate at the beginning of the fiscal year.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

	(JPY billion)
Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[3]
Consolidated results of Mizuho Financial Group	3,218.0	536.3	471.0
Mizuho Bank, Ltd.	2,132.9	278.0	267.3
Mizuho Trust & Banking Co., Ltd.	191.9	43.9	44.3
Mizuho Securities Co., Ltd.	408.1	90.6	76.9

Notes:

1.	Aggregate of Net Gains (Losses) related to ETFs and others in the banking and trust banking business and Net Gains (Losses) related to operating investment securities (Mizuho Securities consolidated)

2.

Basel III finalization fully-effective basis (Excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

3.	The “Net Income” figure of the “Consolidated results of Mizuho Financial Group” refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the group

Identifying the cause of system failures and measures to prevent further incidents

With respect to the system failures at our subsidiary, Mizuho Bank, that occurred from February to March 2021, based on the evaluations and advice, etc. from a System Failure Special Investigative Committee, an independent committee composed of external professionals and specialists, we will endeavor to prevent further incidents based on the extensive identification of the cause.

In order to evaluate from a management supervision perspective our measures to prevent further incidents, we have established a System Failure Response Evaluation Committee composed of only outside directors. This will enable us to enhance the effectiveness of our measures to prevent further incidents and other efforts, based on the investigation results and advice provided by the System Failure Special Investigative Committee.

We will, once again, be more conscientious of our social role and public mission as a financial group and devote all of our energies on our commitment to a customer-focused mindset and the stabilization of our operations with the aim to be a company that is beneficial to our customers and society. With the strong determination to prevent similar failures from occurring, all of our directors, executive officers and employees will, taking this failure as a turning point, make concerted efforts to become a “stronger organization” and become a company that is truly trusted by society.

Implementing 5-Year Business Plan

In our 5-Year Business Plan (fiscal year 2019 through fiscal year 2023), we are aiming to transition to the next generation of financial services by building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group which our customers can depend on in the coming era. In addition to the megatrends such as digitalization, an aging society with a low birthrate and globalization, the global spread of COVID-19 has triggered people’s lifestyle, the state of economy and societies to change greatly and at a rapid speed. In order to be a company that provides new value that goes beyond the conventional boundaries of finance in the coming era, we will steadily implement three forward-looking structural reforms.

1:	Excluding Net Unrealized Gains on Other Securities.

2:

Consolidated Net Business Profits + Net gains or losses related to ETFs and others. (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

Priority business domains

(1) Business structural reforms

We will implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry and society while drawing on our strengths.

•	Be a partner that helps customers design their lives in a changing society

Assist customers with asset building to support their life design in an era of lengthening lifespans, and develop professionals capable of providing this assistance.

Provide sophisticated solutions for business succession needs and assist clients with needs regarding identifying candidates for senior management roles.

Create next-generation branches focused on consulting which combine physical locations and digital channels.

Appeal to new customer demographics and create new demand through the application of technology and open collaboration.

•	Be a strategic partner for business development under a changing industrial structure

Open collaboration for growth acceleration including financing the growth of startups and forming industry-government-academia partnerships.

Utilize our industry knowledge and other insights to build new forms of partnerships, sharing business risks.

Leveraging our Asian client base and network in order to support the business development of global clients.

•	Be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions

By optimizing our global network and products framework, draw on a broad range of intermediary functions to connect investors with other investors and connect issuers with investors.

Enhance the sophistication of our ALM and portfolio management through flexible asset allocation while maintaining a focus on achieving a balance between realized gains and unrealized gains/losses.

(2) Finance structure reforms

We will implement finance structure reforms focused on the following initiatives to transition to a flexible business/earnings structure which can better respond to changes in the business environment and competitive environment.

•	We will identify business/earnings structure issues in each business domain, focusing on the following four perspectives:

(1) Risk & return (Gross profits ROE), (2) Cost & return (expense ratio), (3) Growth potential, (4) Stability

•	Based on the above issues, streamline certain areas and concentrate/re-allocate corporate resources to growth areas.

•	After establishing a stable profit base, transition to an earnings structure centered on proactively pursuing earnings streams with upside potential.

(3) Corporate foundations reforms

We will implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantage.

•	Transform our approach to new business and our working style.

Focus on the areas of personnel & workplace, IT systems/digital, channels and group companies.

Revise our HR management in line with an approach which prioritizes employees’ professional growth and career preferences and promote a new HR management strategy focused on maximizing our workforce value that is universally recognizable.

•	Strengthen group governance.

Expand the use of “dual-hat” appointments of executive officers between the holding company and group companies and other methods of strengthening unified management of the group, including group companies other than banking, trust banking and securities entities. This will enhance our ability to implement key strategies and structural reforms.

•	Cultivate a new corporate culture centered on communication.

*	Please see page 55 regarding the structural reform initiatives taken by each in-house company/unit.

Sustainability initiatives

By seamlessly promoting the sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives, we will attempt to enhance our corporate value and aim to realize a sustainable society.

Specifically, we weaved into the strategies of each in-house company, unit and group the key sustainability areas defined in accordance with the expectations and requirements of stakeholders based on the importance and affinity of such initiatives with our strategy, as well as the medium- to long-term impact on our corporate value, and will execute group-wide initiatives regarding such areas.

Also, with respect to climate change, which is one of the most crucial global issues, we revised our Environmental Policy in April 2021 and clarified our contribution to achieving a low-carbon society by 2050 and transformation of our portfolio to align with the targets of the Paris Agreement in order to further move forward with our initiatives. Based on the Policy, we will move forward with our revisions to clarify the specific pathway to reach the goals that we are aiming for.

In promoting the initiatives, we will focus on dialogue with our stakeholders and will continue with our work to enhance our information disclosures so that our sustainability initiatives will align with the norms and expectations of society.

Initiatives taken by each in-house company/unit and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.

Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Institutional Company
Global Corporate Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research & Technologies
Individual customers
SMEs
Middle-market corporation
Large corporations
Financial institutions
Public-sector entities
Americas
EMEA
East Asia
Asia & Oceania
Investors
Investors

The following section contains a closer look at each in-house company/unit’s initiatives in fiscal year 2020 (developments and results of operations) and key strategies (issues to be addressed).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of customer segments of individual customers, SMEs and middle-market corporations, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing the next generation of financial services incorporating both financial and nonfinancial products and services by leveraging advanced technologies through alliances with other companies.

Initiatives in FY2020 (developments and results in FY2020)

For individual customers, amid growing concerns about the future as a result of the worldwide spread of COVID-19, we provided consulting focusing on designing and revising each customer’s life plan in order to realize a safe and affluent lifestyle. For corporate clients, we also endeavored to, among other things, provide them with solutions as a united group by appropriately identifying changing needs in a world impacted by COVID-19, such as revision of business strategies and business portfolios and acceleration of business successions.

In addition, we also strengthened our efforts to enter into new business areas, including the execution of an agreement with SoftBank to form a strategic alliance to develop the next generation of financial services tailored to new lifestyles.

Key strategies (issues to be addressed in the future)

As changes in, and diversification of, customer needs have been accelerating, we will aim to be a partner that helps individual customers design their lives in an era of lengthening lifespans. We will provide support in order to realize the wishes and hopes of our customers by further enhancing comprehensive asset consulting as a united group. For corporate clients, we will endeavor to provide support for business structural reforms, growth strategies and other related matters. By strengthening our capabilities to design plans and offer solutions based on their needs, taking into consideration their medium- to long-term business challenges, we will support their sustainable growth. In order to build a framework for more specialized responses tailored to such clients’ needs, we will reorganize branch operations by corporate and retail segments and further pursue the specialization of each segment.

Moreover, as the public becomes more conscious of the adoption of remote access technology in the wake of the COVID-19 pandemic, we will work to expand our remote on-line services through the use of digital technology so that our customers can conduct transactions without visiting our branches.

Corporate & Institutional Company

The Corporate & Institutional Company, as the in-house company in charge of client segments of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients’ needs for financial and non-financial products and services.

Initiatives in FY2020 (developments and results in FY2020)

In response to the discontinuous changes caused by COVID-19 in social and industrial structures, we continually held in-depth dialogue with our clients’ senior management; consequently, we provided support for strategy level decision-making and promoted the provision of timely solutions. Specifically, we appropriately responded to requests by our clients for financial assistance, which rapidly increased in the beginning of fiscal year 2020, and in response to the subsequent greater need to expand their capital bases, we offered support through the provision of subordinated loans, preferred stock underwriting and other means. Additionally, as clients sought to adapt through actions such as restructuring of business portfolios and supply chains, we provided intermediary functions, including in real estate and M&A, and consulting functions through the Corporate Strategy Advisory Department, which was newly established by Mizuho Bank and Mizuho Trust & Banking.

Key strategies (issues to be addressed in the future)

The environment surrounding our clients is changing rapidly due to factors such as industry transformation and increasingly heightened social interest in sustainability. In such circumstances, by not only providing funding but also establishing a sales framework by sector on a group-wide basis and realizing proposals or other matters that further leverage our industry and products expertise, we will establish the most dependable wholesale bank brand for the sustainable development of our clients and prove our real worth as a partner that co-creates value.

Global Corporate Company

The Global Corporate Company, as the in-house company in charge of client segments, including both Japanese companies operating outside Japan and non-Japanese companies, will provide various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.

Initiatives in FY2020 (developments and results in FY2020)

In the circumstances where daily operations and physical contact with clients were restricted worldwide as a result of the spread of COVID-19, we strove to maintain financial services through the utilization of remote work. We provided various solutions to Japanese and non-Japanese clients, such as provision of smooth financing, support for financing from capital markets and proposals for changes to supply chains. In addition, we promoted the strengthening of their business bases by, among other things, utilizing digital technology, reviewing work styles and controlling costs through global consolidation of operations and through other methods.

Key strategies (issues to be addressed in the future)

With an expectation of a prolonged COVID-19 pandemic, as a strategic partner that globally supports our clients’ business transformation, we will utilize our network in the Asian economies and our strength in the U.S. capital market to leverage the cross-regional business value chains. In addition, we will strive to further strengthen our business base by improving the soundness and optimization of our business portfolio, and we will contribute to the resolution of social issues through sustainable business development.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients’ risk hedging and asset management needs and also conducts ALM and investment business, including capital raising and portfolio management. We will aim to maintain our status as one of Asia’s major players in global markets through collaboration between the group’s banking, trust banking and securities functions.

Initiatives in FY2020 (developments and results in FY2020)

Regarding our sales and trading services, the Global Markets Company proceeded with the monetization of virtually integrated management of banking and securities operations, primarily in our offices outside Japan, which have taken a lead in such initiatives, and also capitalized on revenue opportunities arising from exchange rate fluctuations and stock price increases in Japan. In our ALM and investment business, amid dramatic changes in market conditions, we worked to bolster realized gains and accumulate unrealized gains by flexibly shifting our asset allocation while utilizing our sophisticated early warning indicator analyses and hedging instruments and other means. We also endeavored to support our clients’ global business through flexible balance sheet management based on changes in the foreign currency deposits and loans as well as stable capital raising.

Key strategies (issues to be addressed in the future)

Regarding our sales and trading services, we will work to further raise our presence by accelerating virtually integrated management of banking and securities operations primarily in Japan and the rest of Asia, strengthening our capacity to provide solutions that meet a wide variety of our clients’ needs, and enhancing our trading capacity through global risk aggregation, development of an electronic trading platform and other means.

With respect to our ALM and investment business, we will flexibly shift our asset allocation during a market turnaround by further enhancing the sophistication of our market analyses and early warning indicator analyses and will thereby work to further accumulate unrealized gains while focusing on achieving a balance between realized gains and unrealized gains/losses. With respect to ALM, we will pursue both stable and efficient operation on a global basis to positively contribute to the group’s overall business.

In addition, we will work to promote sustainability in the areas of sales and trading services, investment and capital raising.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2020 (developments and results of FY2020)

For individual customers, the Asset Management Company focused on providing services, such as investment trusts suitable for medium- to long-term asset building and individual-type defined contribution pension plans (iDeCo), of which importance will increase ever more in an era of lengthening lifespans. We also met a wide variety of needs through the development and offering of a wide range of products, including balanced investment trusts that averted substantial declines in net asset values and achieved a stable level of performance despite the COVID-19 pandemic and investment trusts that incorporate environmental, social and governance (ESG) factors to benefit from global economic growth. We provided our clients such as financial institutions with analysis of and advice on each portfolio from the perspective of both assets and liabilities and provided our clients such as pension funds with services such as consulting proposals regarding pension plans and investments.

Key strategies (issues to be addressed in the future)

We will support customers’ medium- to long-term asset formation and contribute to the revitalization of domestic financial assets. In order to achieve this goal, we will, by focusing on core competencies, strengthen our capacity for conducting asset management and providing solutions, increase the added value of our asset management functions, and provide customers with an experience exceeding their expectations in a unified group manner. We will also pursue efficiency and progressiveness and enhance the basis for medium- to long-term business growth through initiatives such as innovation and business process reforms. In addition, we will accelerate further growth by adapting to business via remote channels and taking other measures. Furthermore, we will advance initiatives that will contribute to the asset formation of investors and the sustainable growth of society and the companies in which we invest by engaging in constructive and purposeful dialogue (engagement) with such companies, asset management that incorporates ESG-related information into the investment process, and product offerings.

Global Products Unit

The Global Products Unit is in charge of providing solution services in the areas of investment banking and transaction banking to customers in a wide range of segments, including individual customers, corporate clients and investors. We aim to respond to customer needs that are becoming sophisticated and diverse by drawing on our high level of expertise in each area, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency.

Initiatives in FY2020 (developments and results of FY2020)

Amid drastic changes in the global economy and social situation accompanying the spread of COVID-19, the Global Products Unit continued to provide solutions by exerting strong cooperation among our group companies and high level of expertise to respond to diverse customer needs. In particular, in addition to responding to the financing needs to help stabilize management through the use of syndicated loans and corporate bonds, we provided financing, investment opportunities to investors and other services based on the SDGs perspectives, and endeavored to resolve issues that are faced by customers and society.

Key strategies (issues to be addressed in the future)

As there continues to be uncertainty as to the recovery of the global economy, we will capture the changes in the environment in a timely manner to provide the best support in order for our clients to transform their business structure and increase their corporate value.

In investment banking, according to the management strategies and growth strategies of our clients, including acceleration of restructuring or business inheritance and review of held assets, we will provide optimal solutions on a group-wide basis. In transaction banking, against the backdrop of the movement toward structural shifts, such as changes to supply chains and production systems, we will respond flexibly to the diverse customer needs by closely collaborating with offices in and outside Japan, especially in the rest of Asia. In addition, we will work to provide solutions developed from a long-term perspective that capture changes in trends in various business areas, such as solutions that respond to customers’ issues related to sustainability and solutions that sophisticate payment operations by utilizing the advancement of digitalization.

Research & Consulting Unit

The Research & Consulting Unit offers a wide variety of solutions as the unit in charge of research functions that provides deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover many areas, including business strategy.

Initiatives in FY2020 (developments and results of FY2020)

The Research & Consulting Unit provided support for our customers’ business transformation, including transformation to respond to sustainability issues and digitalization, and provided recommendations and other opinions for developing solutions regarding social issues, as a key source of value creation by combining the research and consulting functions within the unit and by further strengthening collaboration with each in-house company.

Key strategies (issues to be addressed in the future)

Triggered by the COVID-19 pandemic, economic and social structural shifts, including entrenchment of new perspectives and behavior, advancement of digitalization and transition to a low-carbon and recycling-based society, have been accelerated. By taking initiatives, such as sophistication of research and expansion of consultation, and by drawing on our high level of expertise, we will become the starting point of value chains of our value creation, and further contribute to creating new value for our customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

	(JPY million)
	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)
Ordinary Income	3,561,125	3,925,649	3,986,701	3,218,095
Ordinary Profits	782,447	614,118	637,877	536,306
Profit Attributable to Owners of Parent	576,547	96,566	448,568	471,020
Comprehensive Income	765,559	(110,542)	7,673	931,888
Total Net Assets	9,821,246	9,194,038	8,663,847	9,362,207
Total Assets	205,028,300	200,792,226	214,659,077	225,586,211

Note:

Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

	(JPY million)
	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)
Operating Income	305,097	331,315	75,424	268,904
Cash Dividends Received	256,044	291,116	36,673	231,972
Cash Dividends Received from Majority-owned Banking Subsidiaries	227,057	267,724	23,823	214,473
Cash Dividends Received from Other Subsidiaries and Affiliates	28,987	23,392	12,850	17,498
Net Income	257,192	354,576	34,056	226,685
Net Income per Share of Common Stock	(JPY 10.13)	(JPY 13.97)	(JPY 13.42)	(JPY 89.36)
Total Assets	10,584,839	11,637,116	12,823,777	14,169,252
Investments in Majority-owned Banking Subsidiaries	5,454,445	5,454,445	5,454,445	5,453,436
Investments in Other Subsidiaries and Affiliates	620,109	620,104	624,753	625,676

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net income recognized in the statement of income
		Average number of shares of common stock issued	–	Average number of shares of treasury common stock

3. We adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock is calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal year 2019.

(3) Capital investment (consolidated basis)

a.	Total amount of capital investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	106,169	17,866	2,708	9,397

Notes:

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facilities

		(JPY million)
Company name	Details	Amount
Mizuho Bank, Ltd.	Construction work for new buildings under the Marunouchi 1-3 Project (tentative name)	25,544
Mizuho Bank, Ltd.	Acquisition of land (the trust beneficiary rights thereon) under the Harumi 3-Chome Project (tentative name)	20,825
Mizuho Trust & Banking Co., Ltd.	Construction work for new buildings under the Marunouchi 1-3 Project (tentative name)	17,424

Note:

Fractions are rounded down.

(4) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065		100.00	193,657
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	247,369		100.00	20,815
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167		95.80	7,239
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	900		100.00	267
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	1,627		100.00	1,449
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	2,000		51.00	8,400
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	500		100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	423,047		100.00	N/A
			(USD 3,820 million	)	(100.00)
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000		27.00	N/A
MI Digital Services Co., Ltd.	Minato-ku, Tokyo	IT system administration and management	20		35.00	142
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,067		49.04	N/A
					(49.04)
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	26,088		23.53	N/A
					(23.53)
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281		100.00	N/A
					(100.00)
J.Score Co., Ltd.	Minato-ku, Tokyo	Lending	10,000		50.00	N/A
					(50.00)
PayPay Securities Corporation	Minato-ku, Tokyo	Securities	8,724		49.00	N/A
					(49.00)

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
LINE Bank Preparatory Company	Shinagawa-ku, Tokyo	Research and preparations pertaining to the acquisition of a banking business license and establishing a new banking business	8,250		50.00 (50.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	2,500		49.00 (49.00)	N/A
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension- related business	2,000		60.00 (60.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	1,500		95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000		100.00 (100.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902		49.99 (49.99)	N/A
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500		100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200		60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chuo-ku, Tokyo	Holding company	100		100.00 (100.00)	N/A
Mizuho Business Service Co., Ltd.	Shibuya-ku, Tokyo	Subcontracted operations	90		100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	178,026 (VND 37,088,774 million	)	15.00 (15.00)	N/A

Company name	Location	Main business	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	160,170 (CNY 9,500 million	)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	108,011 (GBP 709 million	)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	61,284 (USD 553 million	)	100.00 (100.00)	N/A
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	56,861 (IDR 7,384,574 million	)	98.99 (98.99)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	51,562 (HKD 3,620 million	)	100.00 (100.00)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	47,527 (USD 429 million	)	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	24,887 (EUR 191 million	)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	12,061 (BRL 628 million	)	100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	11,625 (USD 105 million	)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	10,903 (USD 98 million	)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	4,541 (EUR 35 million	)	100.00 (100.00)	N/A

Notes:

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The “Percentage of voting rights held by Mizuho Financial Group” is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the “Percentage of voting rights held by Mizuho Financial Group” column are those of voting rights held indirectly.

5. Mizuho Trust Systems Company, Limited, which was previously included in “Principal subsidiaries,” was merged with Mizuho Information & Research Institute, Inc. as of January 1, 2021, whereby Mizuho Trust Systems Company, Limited was dissolved.

6. MI Digital Services Co., Ltd. and PayPay Securities Corporation are newly included in “Principal subsidiaries.”

7. JTC Holdings, Ltd., Japan Trustee Services Bank, Ltd. and Trust & Custody Services Bank, Ltd. merged as of July 27, 2020, and changed the trade name of the merged entity to “Custody Bank of Japan, Ltd.”

8. Mizuho Information & Research Institute, Inc. and Mizuho Research Institute Ltd. merged as of April 1, 2021, and changed the trade name of the merged entity to “Mizuho Research & Technologies, Ltd.”

Outline of material business alliances

On June 2, 2020, Mizuho Financial Group executed a joint venture agreement with IBM Japan, Ltd. regarding Mizuho Operation Service, Ltd. to provide highly efficient system management services. Pursuant to the agreement, MI Digital Services Co., Ltd. was established on June 30, 2020.

On June 19, 2020, Mizuho Financial Group agreed with SoftBank Corp. to form a strategic alliance to develop the next-generation of financial services. The two companies will work to support and assist customers in realizing new lifestyles by cultivating the next generation of financial services that tailor finance businesses to people’s everyday lives centering around smartphones, as well as by offering new online services that can significantly enhance convenience.

Mizuho Bank, Ltd. has established LINE Bank Preparatory Company as a joint venture with LINE Financial Corporation. In response to recent trends, such as the wider use of cashless payments due to the spread of COVID-19 and the acceleration of digital transformation (DX), LINE Bank Preparatory Company will proceed with preparations to establish a new bank. The new bank is being developed as the only smartphone-based bank that can function as users’ primary banking institution where all transactions can be completed within a messenger app, allowing for the utmost convenience for a wide range of users, particularly for the digital generation. The new bank is aimed to be established within fiscal year 2022, subject to approval by the relevant authorities.

(5) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	850,000	N/A	N/A
Total	850,000	N/A	N/A

(6) Business transfer, etc.

There are no matters to report.

2. Matters regarding directors and executive officers

(1) Directors and executive officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2021

Name	Title and assignment	Major concurrent office
Tatsufumi Sakai	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Satoshi Ishii	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Motonori Wakabayashi	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Makoto Umemiya	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Hiroaki Ehara	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Yasuhiro Sato	Member of the Board of Directors, Chairman (Kaicho)

Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

Name	Title and assignment	Major concurrent office
Tetsuo Seki	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee

Tatsuo Kainaka	Member of the Board of Directors (outside director) Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office Corporate Auditor (External) of Oriental Land Co., Ltd.

Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Member of the Nominating Committee	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation Member of the Board, Chairman of The KAITEKI Institute, Inc.

Ryoji Sato	Member of the Board of Directors (outside director) Member of the Audit Committee	Audit & Supervisory Board Member of Nippon Life Insurance Company

Masami Yamamoto	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairman of the Compensation Committee	Director, Senior Advisor of Fujitsu Limited Outside Director of JFE Holdings, Inc.

Izumi Kobayashi	Member of the Board of Directors (outside director) Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee	Outside Director of ANA Holdings, Inc. Outside Director of Mitsui & Co., Ltd. Outside Director of OMRON Corporation

Notes:

1. Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.

2. Mr. Hisaaki Hirama, who served as General Managers of Accounting Department of Mizuho Financial Group and Mizuho Bank, Ltd, and a member of the Audit Committee of Mizuho Financial Group; Mr. Tetsuo Seki, who served as CFO of Nippon Steel Corporation and a member of the Audit Committee of Mizuho Financial Group; and Mr. Ryoji Sato, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.

3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.

4. Mr. Tatsuo Kainaka retired as President of the Life Insurance Policyholders Protection Corporation of Japan on July 17, 2020.

5. Mr. Yoshimitsu Kobayashi retired as an Outside Director of Toshiba Corporation on July 31, 2020.

6. Messrs. Tetsuo Seki, Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato and Masami Yamamoto, and Ms. Izumi Kobayashi, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are “independent directors” as defined by Tokyo Stock Exchange, Inc.

Directors who resigned or retired in the fiscal year 2020

Name	Title and assignment	Other
Masahiro Kosugi	Member of the Board of Directors Member of the Audit Committee	Resigned as of April 1, 2020

Hirotake Abe	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Audit Committee	Retired as of June 25, 2020

Hiroko Ota	Member of the Board of Directors (outside director) Chairman of the Board of Directors Member of the Nominating Committee	Retired as of June 25, 2020

Note: The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Tatsufumi Sakai*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Seiji Imai	Senior Managing Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company / Head of Global Products Unit

Name	Title and assignment	Major concurrent office
Satoshi Ishii*	Senior Managing Executive Officer (Representative Executive Officer) Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group (CDIO, Group CIO and Group COO)	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Masahiro Otsuka	Senior Managing Executive Officer Head of Retail & Business Banking Company

Naofumi Fuke	Senior Managing Executive Officer Co-Head of Retail & Business Banking Company	Deputy President & Executive Officer of Mizuho Securities Co., Ltd.

Hiroshi Nagamine	Senior Managing Executive Officer Head of Global Corporate Company / Deputy Head of Global Products Unit

Motonori Wakabayashi*	Senior Managing Executive Officer Head of Risk Management Group (Group CRO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Makoto Umemiya*	Senior Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Hisashi Kikuchi	Managing Executive Officer Head of Internal Audit Group (Group CA)

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd.

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd.

Hiroaki Ehara*	Managing Executive Officer Head of Human Resources Group (Group CHRO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Masatoshi Yoshihara	Managing Executive Officer Co-Head of Global Markets Company

Yasuhiro Shibata	Managing Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd.

Masamichi Ishikawa	Managing Executive Officer Head of Asset Management Company / In Charge of Specific Business of Strategic Planning Group	Managing Executive Officer of Mizuho Bank, Ltd.

Yasuhiko Ushikubo	Managing Executive Officer Head of Research & Consulting Unit	Managing Executive Officer of Mizuho Bank, Ltd. President & CEO of Mizuho Research Institute Ltd.

Naoshi Inomata	Managing Executive Officer Head of Strategic Planning Group (Group CSO) / In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Masaomi Takada	Managing Executive Officer Head of Compliance Group (Group CCO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2020

Name	Title and assignment	Other
Junichi Kato	Senior Managing Executive Officer (Representative Executive Officer) Head of Global Markets Company	Resigned as of April 1, 2020

Akira Nakamura	Senior Managing Executive Officer Head of Corporate & Institutional Company	Resigned as of April 1, 2020

Shuji Kojima	Managing Executive Officer Head of Compliance Group (Group CCO)	Resigned as of April 1, 2020

Goji Fujishiro	Managing Executive Officer Head of Asset Management Company / Head of Global Products Unit	Resigned as of April 1, 2020

Note: The titles and assignments are as of the date of their resignation.

Reference:

Shown below are the executive officers as defined in the Companies Act as of April 1, 2021:

Executive officers as defined in the Companies Act

Name	Title and assignment
Tatsufumi Sakai	President & Group CEO (Representative Executive Officer)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business, international business and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO of Mizuho Financial Group and the President & CEO of Mizuho Securities Co., Ltd.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Seiji Imai	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Corporate Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Satoshi Ishii	Senior Managing Executive Officer (Representative Executive Officer) Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group (CDIO, Group CIO and Group COO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in digital innovation business, IT & systems planning, operations planning, human resource management, international business, business promotion and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Chief Digital Innovation Officer, the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masahiro Otsuka	Senior Managing Executive Officer Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, consulting business and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naofumi Fuke	Senior Managing Executive Officer Co-Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail business, securities business and other matters as a member of the group since 2016.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Co-Head of Retail & Business Banking Company (face-to-face personal business strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Umemiya	Senior Managing Executive Officer Head of Financial Control & Accounting Group (Group CFO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Motonori Wakabayashi	Senior Managing Executive Officer Head of Risk Management Group (Group CRO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research and consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masatoshi Yoshihara	Managing Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, international business and other matters as a member of the group since 1985.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Co-Head of Global Markets Company (banking strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiro Shibata	Managing Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business, international business and other matters as a member of the group since 1986.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Co-Head of Global Markets Company (sales and trading strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masamichi Ishikawa	Managing Executive Officer Head of Asset Management Company / In Charge of Specific Business of Strategic Planning Group

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business, markets business and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and an officer in charge of Specific Business of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masahiro Kihara	Managing Executive Officer Head of Global Products Unit / Deputy Head of Corporate & Institutional Company / Deputy Head of Global Corporate Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business, corporate planning, financial planning and risk management and other matters as a member of the group since 1989.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiko Ushikubo	Managing Executive Officer Head of Research & Consulting Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in macroeconomic research, industry research, business promotion and other matters as a member of the group since 1989.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Managing Executive Officer Head of Strategic Planning Group (Group CSO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Nobuhiro Kaminoyama

Managing Executive Officer

Head of Human Resources Group (Group CHRO) / General Manager of Corporate Secretariat (The position of General Manager of Corporate Secretariat will be discharged in June 2021.)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masaomi Takada	Managing Executive Officer Head of Compliance Group (Group CCO)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1989.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Managing Executive Officer Head of Internal Audit Group (Group CA)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion and other matters as a member of the group since 1988.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

(2) Aggregate compensation for directors and executive officers

Basic Policy for Executive Compensation

We, by resolution of our Compensation Committee, established the Basic Policy for Executive Compensation concerning the decision on the compensation for each individual director and executive officer (the “Officers”).

∎	Basic Policy for Executive Compensation

(Basic principle)

Executive compensation shall be provided as compensation for the responsibilities assigned to, and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

(Executive compensation system)

•	Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.

•

The executive compensation system shall include systems and rules related to, among other factors, payment compensation standard (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).

•	The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.

•

The executive compensation system shall reflect our economic and social environment as well as our medium- and long-term business performance, and we shall design our system appropriately by referring to such systems of other companies, including our competitors.

(Control)

•

Part of an Officer’s executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.

•	We shall introduce, as necessary, measures to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid.

(Governance)

•

In order to effectively ensure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine the important relevant matters, such as this policy, the design of the executive compensation system and the executive compensation for each director and executive officer as defined in the Companies Act.

•	All members of the Compensation Committee shall be in principle appointed from outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

(Disclosure)

In order to effectively ensure transparency with respect to executive compensation, this policy, the executive compensation system and the decided executive compensation, shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system

∎

Compensation for the Officers responsible for business execution shall, in principle, consist of Base Salary, Stock Compensation and Performance Payments. In addition, the composition ratio of fixed compensation and corporate performance linked compensation and others (variable compensation) will be determined according to the function and responsibility of each of the Officers and the composition ratio of fixed compensation of the Group CEO is determined to be the minimum composition ratio.

∎

From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall be, in principle, in the form of fixed compensation consisting of Base Salary and Stock Compensation I and such composition shall be, in principle, 85% and 15%, respectively.

Type of compensation	Detail of compensation	
Fixed compensation	Basic Salaries (Monetary compensation)	Base Salaries shall factor in the function and responsibility of each of the Officers, in addition to the standard amount for each position, and payment will be made monthly in cash.	
Fixed compensation	Stock Compensation I (Non-monetary compensation)	Payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, in accordance with each position.	
Corporate performance linked compensation and others	Stock Compensation II (Non-monetary compensation)	The payment shall reflect the status of achievement of the 5-Year Business Plan, the results of each of the organizations (in-house companies and units) that each of the Officers is in charge of, and the performance of each of the Officers in addition to the standard amount for each position.	Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group.
Corporate performance linked compensation and others	Performance Payment (Monetary compensation)		A certain amount of deferred payment over three years will be made.

Subject to malus and clawback

Example of composition of compensation for Non-executive officers responsible for management supervision
Example of composition of compensation for officers responsible for business execution
Executive officer as defined in our internal regulations
Group CEO
Only fixed compensation
85.0%
100.0%
15.0%
Stock Compensation
60.0%
65.0%
Stock compensation ratio 15.5%
5.0%
10.5%
Stock Compensation
35.0%
24.5%
42.5%
50.0%
Stock compensation ratio 32.5%
7.5%
Stock Compensation
25.0%
50.0%
25.0%
Low
High
Variable compensation ratio and stock compensation composition ratio

* A system is adopted which enables a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee depending on the performance of the group or the individual (malus and clawback).

* For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

∎	Matters regarding corporate performance linked compensation and others (variable compensation)

Performance evaluation related to corporate performance linked compensation and others (variable compensation) for fiscal years 2019 and 2020 has adopted “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others” as a key indicator since such figure shows the level of achievement regarding the 5-Year Business Plan. During the evaluation, we place more weight on “Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others.” Meanwhile, we also comprehensively evaluate the performance by looking into the consolidated ROE, the expense ratio, the consolidated gross profits RORA and Common Equity Tier 1 (CET1) capital ratio. In addition, we compare (i) the results reflecting the amount of reduction of cross-shareholdings and (ii) the results of each organization (in-house companies and units) that each of the Officers is in charge of, with target figures, with that of the previous fiscal years and with other companies. The evaluation also takes into account medium- to long-term initiatives, including sustainability. By taking into account all the factors mentioned above, the amount of corporate performance linked compensation and others (variable compensation) will be decided after deliberation by the Compensation Committee. Stock Compensation II fluctuates, in principle, within the range of 0% to 130% of the standard amount, and Performance Payment fluctuates, in principle, within the range of 0% to 170% of the standard amount.

∎	Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the “System”).

The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of resignation, determined by the Officer’s position at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the level of achievement of the 5-Year Business Plan or other factors. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2020 under the System are described on page 93, and page 8 (in Items Disclosed on Internet pursuant to Laws and Regulations and the Articles of Incorporation in relation to the Convocation Notice of the 19th Ordinary General Meeting of Shareholders).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).

Visual breakdown of the compensation determination process

Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensations of the directors and executive officers as defined in the Companies Act.

The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the below table as those of “Executive officers as defined in the Companies Act.”

∎	Directors

Compensation for FY 2020							Compensation for FY 2019
Fixed compensation							Corporate performance linked compensation and others (Variable compensation)
Base Salary (Monetary compensation)		Stock Compensation I (paid at the time of resignation) (Non-monetary compensation)			Other (Non-monetary compensation)		Performance Payments (Monetary compensation)		Stock Compensation II (paid during the term in office) (Non-monetary compensation)
Number of persons	Amount	Number of Persons	Amount	Number of shares	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of shares
10	210	8	31	23	10	0	None	None	None	None	None

∎	Executive officers as defined in the Companies Act

Compensation for FY 2020							Compensation for FY 2019
Fixed compensation							Corporate performance linked compensation and others (Variable compensation)
Base Salary (Monetary compensation)		Stock Compensation I (paid at the time of resignation) (Non-monetary compensation)			Other (Non-monetary compensation)		Performance Payments (Monetary compensation)		Stock Compensation II (paid during the term in office) (Non-monetary compensation)
Number of persons	Amount	Number of Persons	Amount	Number of shares	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of shares
16	401	16	46	34	16	0	12	94	12	85	62

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2. In the chart above two directors, who resigned as of June 25, 2020, are included in the number of directors in the “Base Salary” and “Other” columns. The four executive officers as defined in the Companies Act, who resigned as of April 1, 2020, are included in the number of executive officers as defined in the Companies Act in the column of Performance Payments and Stock Compensation II.

3. With respect to Stock Compensation I for the directors and executive officers as defined in the Companies Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2020 based on each position, as the stock ownership points granted for fiscal year 2020 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (1,369.231 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. With respect to the Performance Payments for the executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2020 as the Performance Payments for fiscal year 2019 are stated.

5. With respect to the Stock Compensation II for the executive officers as defined in the Company Act, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2020, based on position and performance as the stock ownership points granted for fiscal year 2019 by the book value of Mizuho Financial Group stock (1,369.231 per share). Stock Compensation II for fiscal year 2019 is expected to be paid as deferred payments over three years from fiscal year 2021.

6. The target and result of key indicators related to corporate performance linked compensation and others (variable compensation) for fiscal year 2019 for executive officers as defined in the Companies Act are as follows:

	Target set at the beginning of the fiscal year	Result
Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others (FY 2019)	JPY 600 billion	JPY 672.5 billion

7. Because the amount of Performance Payments and Stock Compensation II to be paid with respect to fiscal year 2020 has not yet been determined at present, the aggregate compensation above does not include the amount of Performance Payments and Stock Compensation II; however, the necessary reserve is recorded for accounting purposes.

8. The condolence money premiums and other premiums subsidies (group life insurance premiums paid by the group to the Officers as insured party) concerning fiscal year 2020 are included in the above table as “Other” which are based on the decision by the Compensation Committee.

9. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for directors and executive officers as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tetsuo Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Tatsuo Kainaka
Yoshimitsu Kobayashi
Ryoji Sato
Masami Yamamoto
Izumi Kobayashi

(4) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2021)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Tatsufumi Sakai		15/15 meetings (100%)
Satoshi Ishii		15/15 meetings (100%)
Motonori Wakabayashi		15/15 meetings (100%)
Makoto Umemiya		15/15 meetings (100%)
Hiroaki Ehara		15/15 meetings (100%)
Yasuhiro Sato		15/15 meetings (100%)
Hisaaki Hirama	Chairman of the Risk Committee	15/15 meetings (100%)			17/17 meetings (100%)	8/8 meetings (100%)
Tetsuo Seki	Chairman of the Audit Committee	15/15 meetings (100%)	7/7 meetings (100%)	5/5 meetings (100%)	17/17 meetings (100%)
Tatsuo Kainaka	Chairman of the Nominating Committee	15/15 meetings (100%)	7/7 meetings (100%)	5/5 meetings (100%)	17/17 meetings (100%)
Yoshimitsu Kobayashi		12/12 meetings (100%)	6/6 meetings (100%)
Ryoji Sato		12/12 meetings (100%)			11/11 meetings (100%)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Masami Yamamoto	Chairman of the Compensation Committee	15/15 meetings (100%)	7/7 meetings (100%)	5/5 meetings (100%)
Izumi Kobayashi	Chairman of the Board of Directors	15/15 meetings (100%)	7/7 meetings (100%)			8/8 meetings (100%)

Note:

1.

With respect to Mr. Yoshimitsu Kobayashi and Mr. Ryoji Sato, the stated attendance at the meetings of the Board of Directors is for those meetings that were held during fiscal year 2020, after their appointment as directors of Mizuho Financial Group in June 2020.

2.

With respect to Mr. Yoshimitsu Kobayashi, the stated attendance at the meetings of the Nominating Committee is for those meetings that were held during fiscal year 2020, after his appointment as a member of the Nominating Committee in June 2020.

3.

With respect to Mr. Ryoji Sato, the stated attendance at the meetings of the Audit Committee is for those meetings that were held during fiscal year 2020, after his appointment as a member of the Audit Committee in June 2020.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters regarding directors and executive officers, 1 Directors and executive officers.” Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2020 is as described in the above “2. Matters regarding directors and executive officers, 4 Attendance at meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tetsuo Seki	5 years, 9 months	By leveraging his broad experience and deep insight as a senior executive and CFO, he played a role at the Board of Directors Meeting in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) structural reform initiatives, (ii) shareholder return policy and (iii) the desirable cross-shareholdings. In addition, at the Audit Committee, as the Chairman, he led the initiative in strengthening supervisory functions through buttressing the internal control systems and group governance.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tatsuo Kainaka	6 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise in the legal profession, he played a role at the Board of Directors Meeting in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable corporate governance and (ii) compliance policies. In addition, at the Nominating Committee, as the Chairman, he took initiatives in strengthening supervisory functions by, among other matters, leading the decision-making and approval processes for directors’ personnel in a thorough manner to realize optimal personnel placements.

Yoshimitsu Kobayashi	9 months	By leveraging his broad experience and deep insight about corporate governance as a senior executive, he played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions in improving (i) policies for sustainability and (ii) crisis management. In addition, at the Nominating Committee, he contributed to strengthening supervisory functions by, among other matters, making appropriate hiring that optimizes personnel placements.

Ryoji Sato	9 months	By leveraging his extensive experience, deep insight and high level of expertise in finance and accounting as a certified public accountant, he played a role, at the Board of the Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning shareholder return policy. In addition, at the Audit Committee, he contributed to strengthening supervisory functions through financial reporting and promoting accounting audit that takes into account international trends.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Masami Yamamoto	1 year, 9 months	By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, he played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable subsidiary strategy and (ii) shareholder return policy. In addition, at the Compensation Committee, as the Chairman, he took the initiative in strengthening supervisory functions by, among other matters, reviewing the executive compensation system in order to promote a diligent attitude among executives and corresponding thorough working style.

Izumi Kobayashi	3 years, 9 months	By leveraging her deep insight in financial field and experience in managing an organization known for its diversity, she played a role, at the Board of Directors Meeting, in ensuring the appropriateness of decision-making by, among other matters, making suggestions concerning (i) the desirable cross-shareholdings and (ii) improving policies for sustainability. In addition, as the Chairman of the Board of Directors, she actively and efficiently managed the proceedings. At the Risk Committee, she contributed to strengthening supervisory functions by making suggestions concerning risk management from a global perspective.

(3) Compensation for outside directors (for the fiscal year 2020)

Compensation paid by Mizuho Financial Group							Compensation paid by subsidiary of Mizuho Financial Group
Basic salary (Monetary compensation)		Share-based compensation I [provided at the time of resignation] (Non-monetary compensation, etc.)			Other (Non-monetary compensation, etc.)		—
Number of persons	Amount of compensation	Number of persons	Amount of compensation	Number of shares	Number of persons	Amount of compensation
8	105	6	13	10	8	0	—

Notes: The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

Other matters to consider

There are no matters to report that apply to the following sections: “Other important matters regarding the current state of the group,” “Indemnity agreements with directors and executive officers,” “Matters concerning directors and officers liability insurance contract,” “Opinion of the outside directors,” “Liability limitation agreements with independent auditors,” “Indemnity agreements with independent auditors,” “Basic policy on the conduct of parties in control of financial and business policy decisions of the company,” “Matters concerning transactions with the parent company” and “Matters concerning accounting advisors (‘kaikei sanyo’).”

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2021

Millions of yen
As of March 31, 2021
Assets
Cash and Due from Banks	¥47,981,981
Call Loans and Bills Purchased	589,776
Receivables under Resale Agreements	11,623,654
Guarantee Deposits Paid under Securities Borrowing Transactions	2,707,711
Other Debt Purchased	3,208,004
Trading Assets	12,589,294
Money Held in Trust	582,368
Securities	43,697,262
Loans and Bills Discounted	83,704,675
Foreign Exchange Assets	2,084,756
Derivatives other than for Trading Assets	1,719,349
Other Assets	6,174,020
Tangible Fixed Assets	1,135,449
Buildings	268,587
Land	624,429
Lease Assets	7,622
Construction in Progress	124,049
Other Tangible Fixed Assets	110,762
Intangible Fixed Assets	620,224
Software	410,026
Goodwill	56,249
Lease Assets	2,758
Other Intangible Fixed Assets	151,190
Net Defined Benefit Asset	1,109,107
Deferred Tax Assets	31,402
Customers’ Liabilities for Acceptances and Guarantees	6,602,744
Reserves for Possible Losses on Loans	(575,572)
Reserve for Possible Losses on Investments	(0)

Total Assets	¥225,586,211

Millions of yen
As of March 31, 2021
Liabilities
Deposits	¥133,312,406
Negotiable Certificates of Deposit	17,192,572
Call Money and Bills Sold	1,312,790
Payables under Repurchase Agreements	18,607,255
Guarantee Deposits Received under Securities Lending Transactions	958,148
Commercial Paper	2,105,067
Trading Liabilities	8,115,377
Borrowed Money	7,441,822
Foreign Exchange Liabilities	532,042
Short-term Bonds	456,045
Bonds and Notes	10,321,672
Due to Trust Accounts	1,160,608
Derivatives other than for Trading Liabilities	1,739,671
Other Liabilities	5,862,013
Reserve for Bonus Payments	104,131
Reserve for Variable Compensation	2,935
Net Defined Benefit Liability	71,049
Reserve for Director and Corporate Auditor Retirement Benefits	683
Reserve for Possible Losses on Sales of Loans	1,074
Reserve for Contingencies	6,762
Reserve for Reimbursement of Deposits	22,099
Reserve for Reimbursement of Debentures	14,419
Reserves under Special Laws	3,135
Deferred Tax Liabilities	215,557
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915
Acceptances and Guarantees	6,602,744

Total Liabilities	216,224,003

Net Assets
Common Stock	2,256,767
Capital Surplus	1,135,940
Retained Earnings	4,421,655
Treasury Stock	(7,124)

Total Shareholders’ Equity	7,807,239

Net Unrealized Gains (Losses) on Other Securities	1,132,460
Deferred Gains or Losses on Hedges	31,618
Revaluation Reserve for Land	136,384
Foreign Currency Translation Adjustments	(139,514)
Remeasurements of Defined Benefit Plans	288,088

Total Accumulated Other Comprehensive Income	1,449,035

Stock Acquisition Rights	134
Non-controlling Interests	105,797

Total Net Assets	9,362,207

Total Liabilities and Net Assets	¥225,586,211

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2021

Millions of yen
For the fiscal year ended March 31, 2021
Ordinary Income	¥3,218,095
Interest Income	1,333,509
Interest on Loans and Bills Discounted	942,426
Interest and Dividends on Securities	240,494
Interest on Call Loans and Bills Purchased	2,190
Interest on Receivables under Resale Agreements	41,535
Interest on Securities Borrowing Transactions	2,946
Interest on Due from Banks	45,411
Other Interest Income	58,503
Fiduciary Income	55,160
Fee and Commission Income	843,953
Trading Income	388,441
Other Operating Income	358,254
Other Ordinary Income	238,776
Recovery of Written-off Claims	5,034
Other	233,741
Ordinary Expenses	2,681,789
Interest Expenses	427,826
Interest on Deposits	137,405
Interest on Negotiable Certificates of Deposit	28,906
Interest on Call Money and Bills Sold	1,907
Interest on Payables under Repurchase Agreements	56,199
Interest on Securities Lending Transactions	788
Interest on Commercial Paper	3,564
Interest on Borrowed Money	16,867
Interest on Short-term Bonds	55
Interest on Bonds and Notes	163,863
Other Interest Expenses	18,266
Fee and Commission Expenses	156,805
Trading Expenses	311
Other Operating Expenses	195,683
General and Administrative Expenses	1,414,608
Other Ordinary Expenses	486,554
Provision for Reserves for Possible Losses on Loans	180,636
Other	305,918

Ordinary Profits	536,306

Extraordinary Gains	142,202
Gains on Disposition of Fixed Assets	3,030
Gains on Cancellation of Employee Retirement Benefit Trust	76,996
Accumulation (Amortization) of Unrecognized Prior Service Cost	62,176
Extraordinary Losses	26,345
Losses on Disposition of Fixed Assets	9,606
Losses on Impairment of Fixed Assets	12,793
Losses on Transfer to Defined Contribution Pension Plan	3,320
Other Extraordinary Losses	625

Income before Income Taxes	652,163

Income Taxes:
Current	165,688
Deferred	9,099

Total Income Taxes	174,788

Profit	477,375

Profit Attributable to Non-controlling Interests	6,355

Profit Attributable to Owners of Parent	¥471,020

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(190,418)		(190,418)
Profit Attributable to Owners of Parent			471,020		471,020
Repurchase of Treasury Stock				(2,545)	(2,545)
Disposition of Treasury Stock		(99)		1,835	1,736
Transfer from Revaluation Reserve for Land			271		271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(526)			(526)
Decrease in retained earnings by increasing of equity method affiliates			(668)		(668)
Transfer from Retained Earnings to Capital Surplus		99	(99)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(526)	280,105	(709)	278,869

Balance as of the end of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(190,418)
Profit Attributable to Owners of Parent									471,020
Repurchase of Treasury Stock									(2,545)
Disposition of Treasury Stock									1,736
Transfer from Revaluation Reserve for Land									271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(526)
Decrease in retained earnings by increasing of equity method affiliates									(668)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	452,130

Total Changes during the period	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	730,999

Balance as of the end of the period	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,362,207

NON–CONSOLIDATED FINANCIAL STATEMENTS

NON–CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2021

Millions of yen
As of March 31, 2021
Assets
Current Assets
Cash and Due from Banks	¥44,965
Prepaid Expenses	4,111
Other Current Assets	81,060
Total Current Assets	130,137
Fixed Assets
Tangible Fixed Assets	52,571
Buildings	3,661
Equipment	185
Land	32,125
Construction in Progress	16,599
Intangible Fixed Assets	6,100
Trademarks	0
Software	5,168
Other Intangible Fixed Assets	931
Investments	13,980,442
Investment Securities	2
Investments in Subsidiaries and Affiliates	6,079,112
Long–term Loans to Subsidiaries and Affiliates	7,851,894
Long–term Prepaid Expenses	119
Prepaid Pension Cost	26,963
Other Investments	22,350
Total Fixed Assets	14,039,114

Total Assets	¥14,169,252

Liabilities
Current Liabilities
Short–term Borrowings	¥850,000
Accounts Payable	2,746
Accrued Expenses	29,596
Accrued Corporate Taxes	609
Deposits Received	2,879
Unearned Income	2
Reserve for Bonus Payments	542
Reserve for Variable Compensation	783
Total Current Liabilities	887,161
Non–Current Liabilities
Bonds and Notes	7,681,894
Long–term Borrowings	170,000
Deferred Tax Liabilities	271
Reserve for Employee Retirement Benefits	10,462
Other Non–Current Liabilities	21,744
Total Non–Current Liabilities	7,884,373

Total Liabilities	¥8,771,534

Net Assets
Shareholders’ Equity
Common Stock	¥2,256,767
Capital Surplus
Capital Reserve	1,196,659
Total Capital Surplus	1,196,659
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,945,606
Retained Earnings Brought Forward	1,945,606
Total Retained Earnings	1,949,956
Treasury Stock	(5,798)

Total Shareholders’ Equity	5,397,584

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(1)

Total Valuation and Translation Adjustments	(1)

Stock Acquisition Rights	134

Total Net Assets	5,397,718

Total Liabilities and Net Assets	¥14,169,252

NON–CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2021

Millions of yen
For the fiscal year ended March 31, 2021
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥231,972
Fee and Commission Income Received from Subsidiaries and Affiliates	36,932
Total Operating Income	268,904
Operating Expenses
General and Administrative Expenses	37,979
Total Operating Expenses	37,979

Operating Profits	230,925

Non–Operating Income
Interest on Loans	128,696
Other Non–Operating Income	820
Total Non–Operating Income	129,517
Non–Operating Expenses
Interest Expenses	1,923
Interest on Bonds	121,855
Bond Issuance Expenses	7,033
Other Non–Operating Expenses	5,724
Total Non–Operating Expenses	136,537

Ordinary Profits	223,905

Extraordinary Gains
Accumulation (Amortization) of Unrecognized Prior Service Cost	3,220
Other Extraordinary Gains	39
Total Extraordinary Gains	3,259

Extraordinary Losses
Losses on Transfer to Defined Contribution Pension Plan	281
Losses on Disposition of Fixed Assets	112
Total Extraordinary Losses	393

Income before Income Taxes	226,771

Income Taxes:
Current	1,229
Deferred	(1,143)
Total Income Taxes	85

Net Income	¥226,685

NON–CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,256,767	1,196,659	—	1,196,659	4,350	1,909,437	1,913,787	(4,982)	5,362,232
Changes during the period
Cash Dividends						(190,418)	(190,418)		(190,418)
Net Income						226,685	226,685		226,685
Repurchase of Treasury Stock								(1,848)	(1,848)
Disposition of Treasury Stock			(99)	(99)				1,032	933
Transfer from Retained Earnings to Capital Surplus			99	99		(99)	(99)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	—	—	—	36,168	36,168	(816)	35,351

Balance as of the end of the period	2,256,767	1,196,659	—	1,196,659	4,350	1,945,606	1,949,956	(5,798)	5,397,584

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	(3)	213	5,362,442
Changes during the period
Cash Dividends			(190,418)
Net Income			226,685
Repurchase of Treasury Stock			(1,848)
Disposition of Treasury Stock			933
Transfer from Retained Earnings to Capital Surplus			—
Net Changes in Items other than Shareholders’ Equity	2	(79)	(76)

Total Changes during the period	2	(79)	35,275

Balance as of the end of the period	(1)	134	5,397,718

[Translation]

Independent Auditor’s Report

May 14, 2021

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Shinichi Hayashi Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2020 through March 31, 2021.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2021 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and the Audit Committee’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company and its consolidated subsidiaries to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Independent Auditor’s Report

May 14, 2021

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC Tokyo, Japan

Ryuji Takagi Designated Engagement Partner Certified Public Accountant

Toru Nakagiri Designated Engagement Partner Certified Public Accountant

Shinichi Hayashi Designated Engagement Partner Certified Public Accountant

Mitsuhiro Nagao Designated Engagement Partner Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non–consolidated financial statements, which comprise the non–consolidated balance sheet, the non–consolidated statement of income, the non–consolidated statement of changes in net assets, the notes to the non–consolidated financial statements and the related supplementary schedules (“Financial Statements, etc.”), of Mizuho Financial Group, Inc. (the “Company”) applicable to the 19th fiscal year from April 1, 2020 through March 31, 2021.

In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 19th fiscal year ended March 31, 2021 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and the Audit Committee’s Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, etc., management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor’s Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

[Notes to the Readers of Independent Auditor’s Report]

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group’s directors and executive officers as defined in the Companies Act during the 19th fiscal year since founding (from April 1, 2020 to March 31, 2021) and hereby reports the auditing method and the results thereof as follows:

1.	Auditing method and details thereof

The Audit Committee received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group’s subsidiaries, the Audit Committee has shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notifications. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and notes to consolidated financial statements) and the non–consolidated financial statements (non–consolidated balance sheet, non–consolidated statement of income, non–consolidated statement of changes in net assets, and notes to non–consolidated financial statements) and supplementary schedules thereto.

2.	Audit results

(1)	Audit results on the Business Report

A.

In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.

B.

With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act. In connection with the system failures that occurred in February and March of 2021 at Mizuho Bank, we received reports from the executive officers as defined in the Companies Act and other persons and confirmed their recognition of the facts, their analyses of the causes and their recognition of the issues, measures for preventing further incidents, and other matters. In addition, as stated in the Business Report, Mizuho Financial Group intends to review and modify rules and other structures for managing risk of loss, as necessary, in its future initiatives based on, among other matters, the reports by the System Failure Special Investigative Committee composed of external professionals and specialists with no vested interest in Mizuho Financial Group, which evaluates the appropriateness of, and advises on, our efforts to identify the cause thereof and prevent further incidents. Therefore, we, in our capacity as the Audit Committee, will continue to closely monitor the status of such initiatives.

(2)	Results of audit of the consolidated financial statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of audit of the non–consolidated financial statements and supplementary schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2021

Audit Committee, Mizuho Financial Group, Inc.

Tetsuo Seki, Member of the Audit Committee
Tatsuo Kainaka, Member of the Audit Committee
Ryoji Sato, Member of the Audit Committee
Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Tetsuo Seki, Tatsuo Kainaka and Ryoji Sato, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

∎ Policy regarding Mizuho Financial Group’s cross–shareholdings of other listed companies

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

•

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies[1] will not hold the shares of other companies as cross–shareholdings. This reflects factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

•

We consider cross–shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook or revitalization perspectives or as a result of studies on present and future economic feasibility and profitability.

•

We will regularly and continually examine whether shares held as cross–shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters. Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful.

1. “Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Reduction of cross-shareholdings of other listed companies

Reduction results and target[2]	Consolidated Acquisition cost basis

2. Other Securities which have readily determinable fair market values.

3. Each number represents only the number of stocks listed in Japan that were held by Mizuho Bank, Ltd.

Process for assessing whether cross-shareholding is meaningful

Taking into account our Policy Regarding Mizuho Financial Group’s Cross–shareholdings of Other Listed Companies, we assess whether cross–shareholding is meaningful using the process outlined below.

Standards regarding the exercise of voting rights associated with cross-shareholdings

•

Mizuho Financial Group and the Three Core Companies will exercise voting rights after comprehensive consideration of whether an issuing company has established effective corporate governance and is making appropriate decisions to improve its corporate value over the medium to long term. We will also consider any impact to our own corporate value.

Further, if we are unable to agree on proposals made by issuing companies, we may consider disposing of our share holdings.

•

We will consider specific proposals through dialogue with the issuing companies and studies conducted by our own specialized departments. In particular, when proposals such as those listed below could affect corporate value or shareholder interests, we will decide on the exercise of voting rights after comprehensive consideration of the purposes of the proposals and the issuing company’s approach to improving corporate value.

•   Proposals to re-elect directors and auditors, grant retirement benefits, pay bonuses and increase compensation amounts when an issuing company has posted a loss or paid no dividends for a certain period of time, or a corporate scandal has occurred.

•   Proposals to re-elect representative directors when profit on capital is going through a long-term slump or there are less than two independent outside directors after convening a general meeting of shareholders.

•   Proposals to appropriate retained earnings when there are ongoing low dividend distributions or when such proposals, if resolved, may adversely affect financial soundness.

•   Proposals to adopt or continue anti-takeover measures.

•   Proposals for reorganization such as through a merger.

•   Proposals for capital strategies, including issuing new shares.

•   Proposals to grant stock options to dilute overall shares.

•   Proposals to change Articles of Incorporation that may impact shareholder value.

•   Proposals based on shareholder proposals.

∎ For dialogue with shareholders

We continue to enhance the two–way communication with our shareholders through various means, including the general meetings of shareholders, briefings for individual investors and information disclosures on our website.

Please access our website to view the video recordings for the corporate briefing held in May 2021, as well as the upcoming briefing for individual investors and corporate briefing for the interim financial results.

18th Ordinary General Meeting of Shareholders	Convocation Notice of the 18th Ordinary General Meeting of Shareholders
We obtained answers from 263 shareholders who attended through live streaming.	We obtained answers from 3,487 shareholders.

Was the Business Report understandable?	How did your impression of Mizuho Financial Group change after reading the notice?